Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

May 2013

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated May 8, 2013, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 8, 2013	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

Q1 2013 Results

The Hague - May 8, 2013

Aegon delivers strong Q1 2013 results

•	Solid underlying earnings; net income impacted by equity hedging

•	Underlying earnings of EUR 445 million; effects of business growth and favorable equity markets offset by exits from partnerships in Spain and higher sales and employee performance related expenses

•	Decline in net income to EUR 204 million mainly due to losses on equity hedging programs established to protect the capital position

•	Return on equity decreases to 6.3%, or 7.0% excluding run-off businesses, as high net income in previous periods resulted in higher average shareholders’ equity

•	Continued sales momentum in accumulation and at-retirement products

•	New life sales increase 12% to EUR 499 million; particularly strong pension sales in the UK and NL

•	Accident & health and general insurance sales increase 14% to EUR 239 million

•	Deposits 9% lower at EUR 10 billion; substantial increase in variable annuity and retail mutual fund deposits offset by lower asset management and pension deposits

•	Market consistent value of new business increases significantly to EUR 232 million, due to higher sales and improved margins as a result of product repricing and redesign

•	Strong capital position and cash flows

•	IGDa) solvency ratio stable at 224%; US RBC ratio of ~485%

•	Excess capital of EUR 1.8 billion at holding level

•	Operational free cash flow of EUR 553 million, including exceptional items of EUR 233 million

Statement of Alex Wynaendts, CEO

“Our solid results, in terms of underlying earnings, sales and our capital position confirm that our strategic priorities are the right ones. In the first quarter, the sharp rise in equity markets resulted in a loss on our equity hedging programs which impacted net income. These hedging programs have been put in place to protect our capital position, in line with our strategy to reduce Aegon’s exposure to financial market risk. The gradual improvement of financial markets resulted in impairments reaching their lowest level since the start of the financial crisis in 2008.

“The recent conclusion of our partnership with Caja de Ahorros del Mediterráneo at favorable terms, along with our new long-term exclusive distribution agreement with Banco Santander, marks the successful restructuring of our business in Spain. In the UK, our focus on reducing expenses, while also making the necessary investments in new platform capabilities, has positioned Aegon to capture the significant growth opportunities in the new environment. Overall, this was a solid quarter for Aegon and it is clear our strategy is delivering the intended benefits for our customers, shareholders, employees and business partners.”

Key performance indicators

amounts in EUR millions b)	Notes	Q1 2013	Q4 2012%		Q1 2012%
Underlying earnings before tax	1	445	461	(3)	439	1
Net income	2	204	431	(53)	525	(61)
Sales	3	1,738	1,813	(4)	1,758	(1)
Market consistent value of new business	4	232	204	14	125	86
Return on equity	5	6.3%	7.4%	(15)	7.1%	(11)

Media relations	Investor relations
Greg Tucker	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

STRATEGIC HIGHLIGHTS

•	Restructuring of Spanish business completed with exit from CAM partnership

•	Aegon receives ‘Leading Innovation’ and ‘Best Workplace Savings Platform’ awards in the UK

•	New online tools launched, including social network insurer Kroodle

•	Company-wide employee survey confirms increased employee engagement

Aegon’s ambition

Aegon’s aim to be a leader in all of its chosen markets by 2015 is supported by four strategic objectives: Optimize portfolio, Enhance customer loyalty, Deliver operational excellence and Empower employees. These key objectives have been embedded in all Aegon businesses. They provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and business partners, as well as the most-preferred employer in the sector.

In recent years, Aegon has implemented a broad restructuring program to sharpen its focus on its core lines of business, significantly reduce its overall cost base, and create greater efficiencies across the organization. A further demonstration of Aegon’s more disciplined focus has been a better balance between spread-based and fee-generating business, a substantially improved risk-return profile and an improved capital position.

Continued economic uncertainty has increased the opportunities for Aegon in pursuing its purpose of helping people take responsibility for their financial future. To capture these opportunities, Aegon is accelerating the development of new business models by investing in innovative, technology-driven distribution channels, to connect better and more frequently with customers, improve service levels and increase retention rates. Aegon’s accelerated investments in technology will also better support intermediaries to adapt to the changing distribution environment.

Optimize portfolio

Aegon has reached an agreement with Banco Sabadell to sell its 50% stake in its life insurance partnership originally established with Caja de Ahorros del Mediterráneo (CAM) for a consideration of EUR 449.5 million. This amount, combined with the proceeds from its two previously announced joint venture exits (Banca Cívica and Unnim Banc), brings the total realized by Aegon to EUR 1 billion. This transaction with Banco Sabadell completes Aegon’s restructuring of its business in Spain after announcing plans last year to exit certain partnerships as a result of the ongoing consolidation within the bank sector.

Aegon maintains a long-term commitment to Spain and has recently reinforced its market position with an exclusive 25-year strategic partnership with Banco Santander to distribute life and general insurance products through its extensive network of over 4,600 bank branches. This long-term alliance with Spain’s largest financial group provides access to a potential client base of twelve million individuals across the country. Aegon will also continue to distribute its life insurance and protection products through its network of agents, as well as through the branch networks of Liberbank and Caja Badajoz, the company’s other two joint venture partners.

Deliver operational excellence

Aegon recently received two awards for its Aegon Retirement Choices (ARC) platform in the United Kingdom within the categories ‘Leading Innovation’ and ‘Best Workplace Savings Platform’. The awards were given at the annual Platform Awards in London, hosted by The Platforum. The platform is recognized for the innovative seamless link it makes between Workplace Savings and
At-Retirement. ARC offers a simple, online interface where both customers and advisors can flexibly manage their savings and retirement income, creating a smooth transition from retirement planning to retirement living.

Enhance customer loyalty

Putting the customer first is central to Aegon’s strategy and long-term ambitions. Management within all business units are fully aligned and incentivized to create a customer centered culture and to measure customer satisfaction on a consistent basis. A key element of Aegon’s strategy is to get closer to its customers by an increased use of technology and a greater focus on the needs of the customers at every level within the organization.

Increasingly, individuals are exploring financial services and insurance-related products online and desire greater knowledge about how certain products and services will address their needs. New online tools were recently launched in the Dutch and the US market. In the Netherlands, Aegon launched Kroodle, one of the world’s first Facebook insurance products. Kroodle offers innovative, online products allowing customers in the Netherlands to purchase insurance and manage their accounts through their Facebook profile. In the United States, the improved Transamerica Direct website makes it easy for customers to learn more about their insurance needs and make purchase decisions. It offers videos, a downloadable guide and a new Plan Builder tool to help educate customers on the different types of insurance products available to them. These are just two examples of the many investments Aegon is making that are expected to yield results in the longer-term and that support the company’s strategy and ambitions.

Empower employees

Aegon realizes that continued success is only possible with the commitment and dedication of its employees and recently completed its second annual employee engagement survey. The survey’s participation rate increased from 78% to 89% this year. The results, expressed in ‘Engagement’ and ‘Enablement’, were up from 63 points to 67 points and from 64 points to 67 points respectively. This provides clear evidence that the initiatives pursued in each business unit are working to help employees better understand Aegon’s goals and how they individually contribute to the company’s success.

Financial overview c)

EUR millions	Notes	Q1 2013	Q4 2012%		Q1 2012%
Underlying earnings before tax
Americas		312	352	(11)	303	3
The Netherlands		85	85	—	81	5
United Kingdom		24	27	(11)	30	(20)
New markets		62	52	19	88	(30)
Holding and other		(38)	(55)	31	(63)	40

Underlying earnings before tax		445	461	(3)	439	1

Fair value items		(286)	(77)	—	148	—
Realized gains / (losses) on investments		113	149	(24)	45	151
Impairment charges		(17)	(58)	71	(41)	59
Other income / (charges)		(4)	106	—	(17)	76
Run-off businesses		(14)	(15)	7	(2)	—

Income before tax		237	566	(58)	572	(59)
Income tax		(33)	(135)	76	(47)	30

Net income		204	431	(53)	525	(61)

Net underlying earnings		323	357	(10)	338	(4)

Commissions and expenses		1,417	1,465	(3)	1,384	2
of which operating expenses	11	804	835	(4)	766	5

New life sales
Life single premiums		1,491	2,058	(28)	1,160	29
Life recurring premiums annualized		350	471	(26)	329	6

Total recurring plus 1/10 single		499	677	(26)	445	12

New life sales
Americas	12	110	148	(26)	120	(8)
The Netherlands		40	166	(76)	32	25
United Kingdom		286	306	(7)	213	34
New markets	12	63	57	11	80	(21)

Total recurring plus 1/10 single		499	677	(26)	445	12

New premium production accident and health insurance		225	196	15	195	15
New premium production general insurance		14	16	(13)	14	—

Gross deposits (on and off balance)
Americas	12	6,988	6,615	6	7,392	(5)
The Netherlands		404	282	43	560	(28)
United Kingdom		49	15	—	8	—
New markets	12	2,563	2,334	10	3,083	(17)

Total gross deposits		10,004	9,246	8	11,043	(9)

Net deposits (on and off balance)
Americas	12	1,613	788	105	1,061	52
The Netherlands		(134)	(248)	46	(185)	28
United Kingdom		40	5	—	(1)	—
New markets	12	145	446	(67)	1,364	(89)

Total net deposits excluding run-off businesses		1,664	991	68	2,239	(26)
Run-off businesses		(1,073)	(601)	(79)	(1,160)	8

Total net deposits		591	390	52	1,079	(45)

Revenue-generating investments

	Mar. 31, 2013	Dec. 31, 2012%
Revenue-generating investments (total)	476,236	459,077	4

Investments general account	145,718	145,021	—
Investments for account of policyholders	159,563	152,968	4
Off balance sheet investments third parties	170,955	161,088	6

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

Aegon’s underlying earnings before tax increased 1% compared to the first quarter of 2012 to EUR 445 million in the first quarter of 2013. Business growth and the positive effects of favorable equity markets were offset by the loss of earnings due to the sale of the company’s interests in partnerships in Spain (EUR 14 million) and higher sales and employee performance related expenses
(EUR 13 million).

Underlying earnings from the Americas increased to EUR 312 million. The 3% increase compared to the first quarter of 2012 is mainly the result of growth in Pensions and Life & Protection partly offset by lower fixed annuity earnings due to lower account balances and decreased spreads, as well as higher sales and employee performance related expenses.

In the Netherlands, underlying earnings increased 5% to EUR 85 million as higher earnings in Life & Savings and Non-life were partly offset by lower Pension earnings due to lower investment income as a result of the persisting low interest rate environment.

Underlying earnings from Aegon’s operations in the United Kingdom of EUR 24 million were 20% lower compared to the first quarter of 2012. Earnings were negatively impacted by adverse persistency (EUR 8 million) following the implementation of the Retail Distribution Review. It is expected that the effects of adverse persistency will continue at least into the second quarter of 2013. These effects were partly offset by favorable equity market movements.

Underlying earnings from New Markets decreased 30% to EUR 62 million. Higher earnings from Asia were more than offset by lower underlying earnings from Aegon Asset Management, Central & Eastern Europe and Spain. Results in Spain were impacted by EUR 14 million as a result of the divestments of the joint venture with Banca Cívica and the partnership with CAM, while earnings from CEE included a charge of EUR 3 million related to the recently introduced insurance tax.

Total holding costs decreased 40% to EUR 38 million, mainly the result of lower net interest expenses following debt redemption.

Net income

Net income decreased to EUR 204 million as higher underlying earnings, realized gains on investments and lower impairments were more than offset by losses from fair value items.

Fair value items

The results from fair value items amounted to a loss of EUR 286 million. The loss was mainly due to macro equity hedging programs in the Americas which were unfavorably impacted by strong increases in equity markets during the first quarter. Aegon increased the macro hedge program during the fourth quarter of 2012 to also include the economic impact from future fee revenue related to variable annuity account balances. As the macro hedges are being carried at fair value versus the fee revenue emerging over time, the strong equity performance in the first quarter created an unusually large loss that will be offset over time as the fees emerge into underlying earnings. The hedging programs have been designed to mitigate the effect of substantial movements in equity markets on Aegon’s capital position.

Realized gains on investments

In the first quarter, realized gains on investments amounted to EUR 113 million and were the result of normal trading activity in the investment portfolio and asset liability management.

Impairment charges

Impairments improved significantly compared to last year and amounted to EUR 17 million. They were largely related to residential mortgage loans in the Netherlands and Hungary as a result of an increase in arrears. In the Americas, there were net recoveries as impairments primarily linked to mortgage loans and mortgage related securities were fully offset by recoveries.

Other charges

Other charges amounted to EUR 4 million and related mostly to a charge of EUR 81 million related to increased accruals in connection with the company’s use of the U.S. Social Security Administration’s death master-file, offset by a gain of EUR 85 million related to the recapture of certain reinsurance contracts in the United States.

Run-off businesses

The results of run-off businesses amounted to a loss of EUR 14 million, which was primarily due to the reinsurance business. Aegon divested its life reinsurance business during 2011 through a reinsurance transaction and carries an intangible asset as a result. The buyer of the divested life reinsurance business transferred client contracts onto its own book faster than originally anticipated resulting in an acceleration of the amortization of the intangible asset during the quarter (EUR 19 million).

Income tax

Income tax amounted to EUR 33 million in the first quarter. The effective tax rate on underlying earnings for the first quarter of 2013 was 27%. The effective tax rate on total income was 14% driven by the combined effects of negative fair value items taxed at nominal rates, tax credits and tax exempt items.

Return on equity

Return on equity decreased to 6.3% for the first quarter of 2013 as high net income in previous periods resulted in higher average shareholders’ equity excluding revaluation reserves and defined benefit plan remeasurements. Return on equity for Aegon’s ongoing businesses, excluding the run-off businesses, amounted to 7.0% over the same period.

Operating expenses

In the first quarter, operating expenses increased 5% to EUR 804 million mainly as a result of higher sales and employee performance related expenses as well as favorable timing of expenses in the comparable quarter last year.

Sales

Compared to the first quarter of 2012, Aegon’s total sales decreased 1% to EUR 1.7 billion. New life sales grew strongly, driven mainly by higher pension production as a result of strong market propositions in the Netherlands and the United Kingdom. In the Americas, new life sales declined primarily driven by lower universal life sales due to product withdrawals and product redesign, resulting from the focus on value creation. Gross deposits remained strong, with particular success in both the variable annuity and retail mutual fund businesses in the United States. Net deposits, excluding run-off businesses, amounted to EUR 1.7 billion and were primarily driven by variable annuity and retirement deposits in the United States.

Market consistent value of new business

The market consistent value of new business increased strongly to EUR 232 million mainly as a result of product repricing and redesign in the United States and a higher contribution from mortgage and pension production in the Netherlands.

Revenue-generating investments

Revenue-generating investments increased 4% compared to year-end 2012 to EUR 476 billion at March 31, 2013, as a result of continued net inflows and favorable equity market movements.

Capital management

Shareholders’ equity decreased EUR 1.1 billion from year-end 2012 to EUR 23.6 billion at March 31, 2013, mainly as a result of accounting changes (IAS 19). The revaluation reserves decreased slightly during the first quarter to EUR 5.7 billion, mainly a reflection of slightly higher interest rates. Aegon’s core capital, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 18.9 billion, equivalent to 76.3%6 of the company’s total capital base at March 31, 2013. This is a slight decline from year-end 2012, mainly as a result of a decline in holding excess capital. In the first quarter, excess capital in the holding decreased to EUR 1.8 billion primarily the result of interest payments and operating expenses.

Shareholders’ equity per common share, excluding preference capital, revaluation reserves and defined benefit plan remeasurements, amounted to EUR 8.10 at March 31, 2013.

At March 31, 2013, Aegon’s Insurance Group Directive (IGD) ratio remained relatively stable at 224%, including a 13% negative impact from IAS 19. Measured on a local solvency basis, the Risk Based Capital (RBC) ratio in the United States decreased to ~485% as net income for the quarter was offset by higher capital requirements. The IGD ratio in the Netherlands increased to ~265%, as capital benefits were partly offset by the impact of IAS 19 and changes in the revaluation reserves. The Pillar I ratio in the United Kingdom was ~120% at the end of the first quarter of 2013.

Cash flows

Operational free cash flows of EUR 553 million were particularly strong during the quarter. Excluding exceptional items of EUR 233 million and market impacts, operational free cash flows amounted to EUR 327 million. The exceptional items were primarily related to the effects of model refinements and methodology changes in the Netherlands and lower cash flow testing reserves in the United States. The impact of market movements was negligible during the first quarter. Operational free cash flows represent the distributable earnings generated by the business units.

Mandatory changes in accounting policies

On January 1, 2013, the following new, mandatory accounting policies became effective:

•

IFRS 10 changes the definition of control and IFRS 11 changes the definition with respect to investments and jointly-controlled entities. As a result, Aegon has consolidated one mortgage securitization vehicle, revisited consolidation of several investment funds and uses the equity method instead of using proportionate consolidation for its joint ventures.

•

IAS 19 changes the accounting for assets and liabilities relating to employee benefits. Upon transition to the revised IAS 19, Aegon recognizes all actuarial gains and losses as they occur and therefore no longer applies the corridor approach. Furthermore, past service costs are recognized if the benefits have vested following the introduction of, or changes to, a pension plan.

•

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. It does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. The application of IFRS 13 has not impacted Aegon’s fair value measurements.

Aegon has applied these new standards retrospectively (except for IFRS 13) and therefore restated its 2012 financial position. Shareholders’ equity was negatively impacted by EUR 1.1 billion and underlying earnings before tax were positively impacted by EUR 64 million. More details on these changes and a summary of their effects on the financial position of the company are described in Aegon’s condensed consolidated interim financial statements for the first quarter of 2013.

APPENDIX I - Americas - The Netherlands - United Kingdom - New Markets

Financial overview, Q1 2013 geographically c)

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	125	67	20	28	—	240
Individual savings and retirement products	124	—	—	(4)	—	120
Pensions	62	13	6	1	—	82
Non-life	—	(1)	—	9	—	8
Distribution	—	6	(2)	—	—	4
Asset Management	—	—	—	23	—	23
Other	—	—	—	—	(38)	(38)
Share in underlying earnings before tax of associates	1	—	—	5	—	6

Underlying earnings before tax	312	85	24	62	(38)	445

Fair value items	(232)	(73)	(3)	(3)	25	(286)
Realized gains / (losses) on investments	47	63	1	2	—	113
Impairment charges	1	(8)	—	(10)	—	(17)
Other income / (charges)	(5)	—	5	(4)	—	(4)
Run-off businesses	(14)	—	—	—	—	(14)

Income before tax	109	67	27	47	(13)	237
Income tax	—	(8)	(9)	(17)	1	(33)

Net income	109	59	18	30	(12)	204

Net underlying earnings	223	65	21	39	(25)	323

Employee numbers

	Mar. 31, 2013	Dec. 31, 2012
Employees excluding agents, joint ventures and associates	20,889	20,902
Agents	2,903	2,748

Total number of employees excluding joint ventures & associates	23,792	23,650
Aegon’s share of employees (including agents) in joint ventures	766	757
Aegon’s share of employees (including agents) in associates	2,051	2,443

Total	26,609	26,850

Currencies

Income statement items: average rate 1 EUR = USD 1.3195 (2012: USD 1.3101).

Income statement items: average rate 1 EUR = GBP 0.8506 (2012: GBP 0.8335).

Balance sheet items: closing rate 1 EUR = USD 1.2841 (2012: USD 1.3317; year-end 2012: USD 1.3184).

Balance sheet items: closing rate 1 EUR = GBP 0.8456 (2012: GBP 0.8335; year-end 2012: GBP 0.8111).

AMERICAS

•	Underlying earnings before tax increase 4% to USD 413 million

•	Net income declines to USD 145 million, due to lower results from fair value items

•	Sales of life insurance down 8% to USD 145 million, driven by lower universal life sales as a result of the focus on profitability

•	Gross deposits of USD 9.2 billion reflect strong growth in VA and mutual funds

Underlying earnings before tax

Underlying earnings from the Americas in the first quarter 2013 amounted to USD 413 million. Growth in both the Pension and Life & Protection businesses was partly offset by lower fixed annuity earnings due to lower account balances and decreased spreads, as well as USD 17 million higher sales and employee performance related expenses.

•	Life & Protection earnings increased by 7% to USD 160 million, resulting from growth of the business, despite adverse underwriting experience of USD 20 million in the quarter.

•

Earnings from Individual Savings & Retirement amounted to USD 163 million, down 2% compared to the first quarter of 2012. Variable annuities earnings increased to USD 102 million primarily as a result of higher fee income from higher account balances. Fixed annuity earnings declined to USD 56 million, driven by the reduction of the portfolio as the business has been de-emphasized and lower spreads. Earnings from retail mutual funds were level at USD 5 million, as the positive impact of higher account balances was offset by increased sales related expenses on strong sales in the quarter.

•

Employer Solutions & Pensions earnings increased 14% to USD 82 million, resulting from the positive effect of higher average account balances, partly offset by higher hedging costs for stable value solutions.

•	Earnings from Canada declined to USD 6 million, driven by a one-time charge on intangibles of USD 4 million.

Net income

Net income from Aegon’s businesses in the Americas declined to USD 145 million in the first quarter. Higher underlying earnings and realized gains as well as lower impairments were more than offset by a sharp decline in the results from fair value items.

Results from fair value items amounted to USD (307) million for the quarter. The loss was mainly due to the equity hedging program which was unfavorably impacted by strong increases in equity markets during the first quarter. Aegon increased the macro hedge program during the fourth quarter of 2012 to also include the economic impact from future fee revenue directly related to variable annuity account balances. Due to the macro hedges being carried at fair value versus the fee revenue emerging over time, the strong equity performance in the first quarter created an unusually large loss that will be offset over time as the fees emerge into underlying earnings. The hedging programs have been designed to mitigate the effect of substantial movement in equity markets on Aegon’s capital position.

Alternative asset performance was USD 30 million above the expected return, driven by a significant change in the valuation of a fund containing mineral rights.

Gains on investments of USD 62 million were realized as a result of normal trading activity. Impairments remained low and were more than offset by recoveries, resulting in net recoveries of USD 1 million for the quarter. Other charges were USD 6 million and included a charge of USD 104 million related to increased accruals in connection with the company’s use of the U.S. Social Security Administration’s death master-file, offset by a gain of USD 112 million related to the recapture of certain reinsurance contracts.

The results of run-off businesses amounted to a loss of USD 18 million driven by the acceleration of the amortization of the pre-paid cost of the reinsurance asset, as the buyer of the divested life reinsurance assets transferred client contracts onto its own book faster than originally anticipated.

Return on capital

In the first quarter 2013, the return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, invested in Aegon’s business in the Americas amounted to 6.1%. Excluding the capital allocated to the run-off businesses, the return on capital would amount to 7.1%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 6% to USD 491 million, mainly due to USD 17 million of higher sales and employee performance related expenses.

Sales

New life sales declined 8% to USD 145 million, primarily driven by lower universal life sales due to product withdrawals and product redesign, resulting from the focus on value creation. New premium production for accident & health insurance increased 14% to USD 264 million, driven by strong sales of the MediCare part D prescription plan product, which was introduced in 2012. Gross deposits amounted to USD 9.2 billion.

Gross deposits in variable annuities and retail mutual funds were up significantly compared to the first quarter of 2012. Variable annuities gross deposits increased 34% mainly due to continued focus on key distribution partners. New variable annuity distribution arrangements through alternative channels continue to be added, including a recent private label product launch with ING U.S. Retirement plan deposits were slightly lower than in the comparable quarter of 2012, but continued to benefit from the focus on retirement readiness by increasing participation and contributions through the use of auto enrollment and auto escalation. Gross deposits in stable value solutions were down sharply as stable value assets are targeted to be maintained at current levels.

Net deposits, excluding run-off businesses, grew strongly to USD 1.7 billion in the first quarter. Aegon’s core growth areas of variable annuities and pensions recorded net inflows of USD 0.7 billion and USD 1.4 billion, respectively. Retail mutual fund net flows improved to USD 0.2 billion driven by strong sales growth and lower outflow from equity funds. Net deposits in stable value solutions remained negative as stable value assets are targeted to be maintained at current levels. Aegon is de-emphasizing sales of fixed annuities as part of a strategic repositioning and therefore incurred net outflows of USD 0.6 billion in the first quarter.

Market consistent value of new business

The market consistent value of new business doubled to USD 125 million in the first quarter 2013, driven by improvements in variable annuities and Life & Protection. Variable annuity market consistent value of new business was driven by increased sales and higher interest rates during the first quarter. The improvement in life insurance is the result of actively repricing and withdrawing certain products and slowing down sales of unprofitable business in order to meet the return targets. The introduction of a real-time pricing feature on universal life policies reflects a unique capability in the US life insurance market. The feature allows for pricing to be adjusted on a weekly basis in line with interest rate movements and therefore to deliver profitable new business.

Revenue-generating investments

Revenue-generating investments amounted to USD 343 billion at the end of the first quarter, up 3% compared with the end of 2012. Investments for account of policyholders and off balance sheet investments for third parties were up strongly by 6% and 5%, respectively, driven by net inflows and higher equity markets. This was partly offset by a decrease in general account assets as a result of outflows from the run-off businesses and fixed annuities.

Americas c)

USD millions	Notes	Q1 2013	Q4 2012%		Q1 2012%
Underlying earnings before tax by line of business
Life and protection		160	188	(15)	149	7
Fixed annuities		56	63	(11)	63	(11)
Variable annuities		102	112	(9)	98	4
Retail mutual funds		5	8	(38)	5	—

Individual savings and retirement products		163	183	(11)	166	(2)
Employer solutions & pensions		82	73	12	72	14
Canada		6	9	(33)	7	(14)
Latin America		2	4	(50)	3	(33)

Underlying earnings before tax		413	457	(10)	397	4

Fair value items		(307)	(22)	—	83	—
Realized gains / (losses) on investments		62	57	9	12	—
Impairment charges		1	(40)	—	(39)	—
Other income / (charges)		(6)	(34)	82	(1)	—
Run- off businesses		(18)	(17)	(6)	(3)	—

Income before tax		145	401	(64)	449	(68)
Income tax		—	(83)	—	(74)	—

Net income		145	318	(54)	375	(61)

Net underlying earnings		295	343	(14)	282	5

Commissions and expenses		1,062	1,090	(3)	1,041	2
of which operating expenses		491	489	—	464	6

New life sales	12
Life single premiums		44	93	(53)	65	(32)
Life recurring premiums annualized		141	181	(22)	150	(6)

Total recurring plus 1/10 single		145	191	(24)	157	(8)

Life & protection		119	163	(27)	133	(11)
Canada		16	16	—	14	14
Latin America		10	12	(17)	10	—

Total recurring plus 1/10 single		145	191	(24)	157	(8)

New premium production accident and health insurance		264	230	15	231	14

Gross deposits (on and off balance) by line of business	12
Life & protection		2	4	(50)	3	(33)
Fixed annuities		189	145	30	91	108
Variable annuities		1,622	1,441	13	1,214	34
Retail mutual funds		1,187	998	19	754	57

Individual savings & retirement products		2,998	2,584	16	2,059	46
Employer solutions & pensions		6,168	5,948	4	7,544	(18)
Canada		47	37	27	74	(36)
Latin America		6	6	—	4	50

Total gross deposits		9,221	8,579	7	9,684	(5)

Net deposits (on and off balance) by line of business	12
Life & protection		(10)	(9)	(11)	(10)	—
Fixed annuities		(553)	(732)	24	(628)	12
Variable annuities		699	444	57	363	93
Retail mutual funds		243	112	117	(31)	—

Individual savings & retirement products		389	(176)	—	(296)	—
Employer solutions & pensions		1,841	1,317	40	1,797	2
Canada		(94)	(114)	18	(105)	10
Latin America		3	5	(40)	4	(25)

Total net deposits excluding run-off businesses		2,129	1,023	108	1,390	53
Run-off businesses		(1,416)	(780)	(82)	(1,519)	7

Total net deposits		713	243	193	(129)	—

Revenue-generating investments

	Mar. 31, 2013	Dec. 31, 2012%
Revenue-generating investments (total)	343,022	333,759	3

Investments general account	111,478	113,988	(2)
Investments for account of policyholders	91,886	86,975	6
Off balance sheet investments third parties	139,658	132,796	5

THE NETHERLANDS

•	Underlying earnings before tax up 5% to EUR 85 million driven by improvements in Life & Savings and Non-life

•	Decline in net income to EUR 59 million, due to lower contribution from fair value items

•	New life sales increase 25% to EUR 40 million due to strong pension sales

Underlying earnings before tax

Underlying earnings from Aegon’s operations in the Netherlands increased to EUR 85 million as higher earnings in Life & Savings and Non-life more than offset lower earnings in Pensions.

•

Earnings from Aegon’s Life & Savings operations in the Netherlands increased to EUR 67 million, up 18% compared to the first quarter of 2012. The positive effect of lower funding costs was partly offset by a EUR 7 million impact of reduced policy charges on unit-linked products as part of the acceleration of product improvements to unit-linked insurance policies.

•	Earnings from the Pension business declined to EUR 13 million, mainly due to lower investment income as a result of the persistent low interest rate environment.

•

Non-life recorded a loss of EUR 1 million, an improvement compared to the first quarter of 2012. The profitability of disability products declined slightly driven by an increase in new claims, resulting from the weak economic environment. This was more than offset by improvements in profitability of general insurance products, as a result of better claims experience.

•	The distribution businesses recorded a profit of EUR 6 million, a decline of 14% compared to the first quarter of 2012. Realized cost savings were more than offset by pressure on fee income.

Net income

Net income from Aegon’s businesses in the Netherlands declined to EUR 59 million. Realized gains on investments totaled EUR 63 million and were the result of trading activity and asset liability management in the portfolio. Results on fair value items amounted to a loss of EUR 73 million, mainly driven by the effects of movements in interest rates, yield curves and credit spreads on fair value guarantees. Impairments of EUR 8 million were driven by increased arrears in the residential mortgage portfolio.

Return on capital

The return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, invested in Aegon’s businesses in the Netherlands increased to 6.7%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses declined 3% to EUR 179 million. This was mainly driven by realized cost savings, partly offset by investments in new distribution capabilities.

Sales

New life sales increased 25% in the first quarter to EUR 40 million. Pension sales increased strongly to EUR 26 million, as a result of a strong market proposition. Individual life sales declined to EUR 14 million, primarily driven by a shrinking Dutch life insurance market as a result of the market wide switch to bank savings.

Production of mortgages in the first quarter of 2013 amounted to EUR 749 million, above the level achieved in the first quarter of 2012, due to increased customer activity ahead of the announced fiscal regulation changes effective April 1, 2013.

Premium production for accident & health amounted to EUR 13 million, up 44% compared to the first quarter of 2012. General insurance production amounted to EUR 8 million, down 11% compared to the first quarter of 2012.

Gross deposits decreased to EUR 404 million, as a result of the highly competitive environment in the Dutch savings market.

Market consistent value of new business

The market consistent value of new business in the Netherlands strongly improved compared to the first quarter of 2012 and amounted to EUR 95 million. The increase was driven by higher contributions from mortgages as funding costs declined and higher pension sales.

Revenue-generating investments

Revenue-generating investments amounted to EUR 70 billion, slightly higher compared with the previous quarter.

The Netherlands

EUR millions	Notes	Q1 2013	Q4 2012%		Q1 2012%
Underlying earnings before tax by line of business
Life and Savings		67	79	(15)	57	18
Pensions		13	5	160	21	(38)
Non-life		(1)	(4)	75	(4)	75
Distribution		6	5	20	7	(14)

Underlying earnings before tax		85	85	—	81	5

Fair value items		(73)	8	—	34	—
Realized gains / (losses) on investments		63	70	(10)	34	85
Impairment charges		(8)	(10)	20	(3)	(167)
Other income / (charges)		—	(7)	—	(3)	—

Income before tax		67	146	(54)	143	(53)
Income tax		(8)	(28)	71	(6)	(33)

Net income		59	118	(50)	137	(57)

Net underlying earnings		65	69	(6)	64	2

Commissions and expenses		252	255	(1)	267	(6)
of which operating expenses		179	194	(8)	184	(3)

New life sales
Life single premiums		346	1,024	(66)	245	41
Life recurring premiums annualized		5	64	(92)	7	(29)

Total recurring plus 1/10 single		40	166	(76)	32	25

Life and Savings		14	9	56	18	(22)
Pensions		26	157	(83)	14	86

Total recurring plus 1/10 single		40	166	(76)	32	25

New premium production accident and health insurance		13	6	117	9	44
New premium production general insurance		8	7	14	9	(11)

Gross deposits (on and off balance) by line of business
Life and Savings		404	282	43	560	(28)

Total gross deposits		404	282	43	560	(28)

Net deposits (on and off balance) by line of business
Life and Savings		(134)	(248)	46	(185)	28

Total net deposits		(134)	(248)	46	(185)	28

Revenue-generating investments

	Mar. 31, 2013	Dec. 31, 2012%
Revenue-generating investments (total)	69,962	69,205	1

Investments general account	43,839	43,059	2
Investments for account of policyholders	25,092	25,094	—
Off balance sheet investments third parties	1,031	1,052	(2)

UNITED KINGDOM

•	Underlying earnings before tax decline to GBP 20 million due to adverse persistency

•	Net income declines to GBP 15 million due to non-recurrence of tax benefits

•	New life sales up 37% to GBP 244 million, driven by strong platform, auto enrollment and group pensions sales

•	Distribution deal to provide pension element of Barclay’s Workplace Savings offering

•	Over 500 advisors are now using the Aegon Retirement Choices platform

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom declined to GBP 20 million in the first quarter, driven by adverse persistency in pensions and a favorable timing of expenses in the first quarter of 2012.

•	Earnings from Life increased to GBP 17 million, driven by improved claims experience in individual protection.

•

Earnings from Pensions declined to GBP 5 million. The negative effect from adverse persistency, which the UK insurance industry is experiencing as a result of the implementation of the Retail Distribution Review (RDR), amounted to GBP 7 million in the first quarter. This adverse effect is expected to continue at least into the second quarter of 2013. This was partly offset by the favorable impact from higher equity markets.

Net income

Net income declined 62% to GBP 15 million driven by lower underlying earnings and the absence of a non-recurring tax benefit as the result of a reduction of the corporate tax rate in the first quarter of 2012. Results on fair value items amounted to a loss of GBP 2 million, mainly driven by a loss on hedges as a result of increased equity markets. There were no impairments during the quarter.

Return on capital

The return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, invested in Aegon’s businesses in the United Kingdom decreased to 2.8% in the first quarter of 2013, primarily driven by lower net underlying earnings, which resulted from the absence of a non-recurring tax benefit in the first quarter of 2012.

Operating expenses

Operating expenses for the first quarter of 2013 increased 13% to GBP 69 million, as the first quarter of 2012 benefited from an exceptionally low level of expenses.

Sales

New life sales were up 37% to GBP 244 million compared to the first quarter of 2012, reflecting the launch of income drawdown products on the platform, the benefit of auto enrollment and strong sales in group pensions. Aegon Retirement Choices was awarded the “most innovative platform” and “best corporate platform” by Platforum, an independent expert. Platform sales accelerated during the first quarter of 2013, as more advisors were added to the platform.

Gross deposits, mainly driven by savings on the platform, continued to grow as the platform proposition gained momentum in the market and amounted to GBP 42 million. During the first quarter, Aegon also broadened its distribution network for Workplace Savings by signing a corporate distribution deal with Barclays. Distribution partnerships such as this will prove to be key in this rapidly expanding market. Aegon also launched its auto enrollment investment proposition offering employees straightforward solutions and a single fund right through to retirement.

Market consistent value of new business

The market consistent value of new business in the UK amounted to GBP 18 million, as lower pension margins more than offset higher sales volumes.

Revenue-generating investments

Revenue-generating investments increased to GBP 58 billion, up 6% compared with the end of 2012, primarily the result of higher equity markets.

United Kingdom

GBP millions	Notes	Q1 2013	Q4 2012%		Q1 2012%
Underlying earnings before tax by line of business
Life		17	17	—	15	13
Pensions		5	5	—	11	(55)
Distribution		(2)	—	—	(1)	(100)

Underlying earnings before tax		20	22	(9)	25	(20)

Fair value items		(2)	(9)	78	(2)	—
Realized gains / (losses) on investments		1	28	(96)	—	—
Other income / (charges)	7	4	1	—	5	(20)

Income before tax		23	42	(45)	28	(18)
Income tax attributable to policyholder return		(6)	(5)	(20)	(5)	(20)

Income before income tax on shareholders return		17	37	(54)	23	(26)
Income tax on shareholders return		(2)	(6)	67	16	—

Net income		15	31	(52)	39	(62)

Net underlying earnings		18	20	(10)	40	(55)

Commissions and expenses		151	158	(4)	141	7
of which operating expenses		69	68	1	61	13

New life sales	8
Life single premiums		820	694	18	600	37
Life recurring premiums annualized		162	178	(9)	118	37

Total recurring plus 1/10 single		244	247	(1)	178	37

Life		15	19	(21)	17	(12)
Pensions		229	228	—	161	42

Total recurring plus 1/10 single		244	247	(1)	178	37

Gross deposits (on and off balance) by line of business
Variable annuities		2	4	(50)	7	(71)
Pensions		40	8	—	—	—

Total gross deposits		42	12	—	7	—

Net deposits (on and off balance) by line of business
Variable annuities		(5)	(5)	—	(1)	—
Pensions		39	8	—	—	—

Total net deposits		34	3	—	(1)	—

Revenue-generating investments

	Mar. 31, 2013	Dec. 31, 2012%
Revenue-generating investments (total)	57,543	54,533	6

Investments general account	9,303	9,196	1
Investments for account of policyholders	48,186	45,329	6
Off balance sheet investments third parties	54	8	—

NEW MARKETS

•	Underlying earnings before tax decline 30% to EUR 62 million mainly driven by divestments in Spain

•	Net income down to EUR 30 million

•	New life sales amount to EUR 63 million as growth in CEE and Asia was more than offset by the effect of divestments in Spain

Underlying earnings before tax

In New Markets, Aegon’s underlying earnings before tax declined 30% to EUR 62 million, mainly due to the divestments in Spain. In addition, higher earnings from Asia were more than offset by lower earnings from Central & Eastern Europe and Aegon Asset Management.

•

Earnings from Central & Eastern Europe declined 30% to EUR 16 million, driven by lower investment income, the introduction of insurance tax in Hungary for EUR 3 million and a one-time provision of EUR 2 million in Poland.

•	Results from Aegon’s operations in Asia increased to EUR 11 million as a result of cost savings, favorable claim experience and growth of the business.

•

Earnings from Spain & France decreased 56% to EUR 11 million due to the divestment of the joint ventures with Cívica and CAM. The comparable quarter of 2012 included underlying earnings of EUR 9 million from CAM, while the joint venture with Cívica contributed EUR 4 million. The earnings contribution from partner La Mondiale in France remained stable compared to the same quarter last year and amounted to EUR 5 million.

•	Results from Variable Annuities Europe amounted to EUR 1 million, which included the result of project spend to position the company for future growth.

•

Earnings from Aegon Asset Management declined 21% to EUR 23 million, as the positive impact of higher asset balances was more than offset by the loss of earnings from the sale of Prisma and investments in third party product offering.

Net income

Net income from Aegon’s operations in New Markets declined to EUR 30 million, driven by lower underlying earnings. Impairment charges increased to EUR 10 million due to higher mortgage related impairments in Hungary.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in New Markets declined to 5.7%, mainly the result of lower net underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 10% to EUR 157 million in the first quarter. This was the result of higher costs in Asia and Variable Annuities Europe driven by investments to support future growth and the introduction of insurance tax in Hungary.

Sales

New life sales declined 21% to EUR 63 million.

•

In Central & Eastern Europe, new life sales increased 4% to EUR 28 million. Sales growth in Turkey and Slovakia due to improved distribution and in the Czech Republic due to product innovation was partly offset by lower sales in Poland due to product redesign.

•	In Asia, new life sales increased 20% to EUR 18 million. This was mainly driven by the launch of a new universal life product in the first quarter.

•	New life sales in Spain & France declined to EUR 17 million driven by the divestment of partnerships in Spain.

New premium production from Aegon’s accident & health insurance business in Central & Eastern Europe and Asia improved significantly to EUR 12 million, mainly driven by Aegon’s direct marketing unit in Asia. New premium production from Aegon’s general insurance business in Central & Eastern Europe amounted to EUR 6 million.

Gross deposits in New Markets amounted to EUR 2.6 billion, down 17% compared to the first quarter of 2012. Gross deposits in Aegon Asset Management declined to EUR 2.3 billion. Retail sales in the United Kingdom remained strong, but institutional sales in the United States and the Netherlands were lower than in the very strong first quarter of 2012. In Central & Eastern Europe gross deposits declined following pension legislation changes in Slovakia and Poland.

Market consistent value of new business

The market consistent value of new business in New Markets declined 13% to EUR 21 million. Asia showed a strong improvement compared to the first quarter of 2012, driven by higher margins and increased sales. This was more than offset by lower production in Poland and the divestments of Cívica, CAM and Unnim in Spain.

Revenue-generating investments

Revenue-generating investments increased 2% compared with the end of 2012 to EUR 70 billion, mainly driven by positive market effects.

New Markets c)

EUR millions	Notes	Q1 2013	Q4 2012%		Q1 2012%
Underlying earnings before tax
Central Eastern Europe		16	25	(36)	23	(30)
Asia		11	(8)	—	9	22
Spain & France		11	11	—	25	(56)
Variable Annuities Europe		1	—	—	2	(50)
Aegon Asset Management		23	24	(4)	29	(21)

Underlying earnings before tax		62	52	19	88	(30)

Fair value items		(3)	5	—	7	—
Realized gains / (losses) on investments		2	—	—	2	—
Impairment charges		(10)	(17)	41	(4)	(150)
Other income / (charges)		(4)	139	—	(18)	78

Income before tax		47	179	(74)	75	(37)
Income tax		(17)	(53)	68	(27)	37

Net income		30	126	(76)	48	(38)

Net underlying earnings		39	36	8	59	(34)

Commissions and expenses		228	216	6	208	10
of which operating expenses		157	153	3	143	10

New life sales	12
Life single premiums		147	103	43	146	1
Life recurring premiums annualized		48	47	2	66	(27)

Total recurring plus 1/10 single		63	57	11	80	(21)

Life		62	57	9	75	(17)
Associates		1	—	—	5	(80)

Total recurring plus 1/10 single		63	57	11	80	(21)

Central Eastern Europe		28	32	(13)	27	4
Asia		18	11	64	15	20
Spain & France		17	14	21	38	(55)

Total recurring plus 1/10 single		63	57	11	80	(21)

New premium production accident and health insurance		12	12	—	10	20
New premium production general insurance		6	9	(33)	5	20

Gross deposits (on and off balance)	12
Central Eastern Europe		57	64	(11)	116	(51)
Asia		95	43	121	34	179
Spain & France		7	14	(50)	10	(30)
Variable Annuities Europe		122	118	3	120	2
Aegon Asset Management		2,282	2,095	9	2,803	(19)

Total gross deposits		2,563	2,334	10	3,083	(17)

Net deposits (on and off balance)	12
Central Eastern Europe		(35)	15	—	42	—
Asia		70	41	71	31	126
Spain & France		(3)	2	—	(26)	88
Variable Annuities Europe		(14)	2	—	28	—
Aegon Asset Management		127	386	(67)	1,289	(90)

Total net deposits		145	446	(67)	1,364	(89)

Revenue-generating investments

	Mar. 31, 2013	Dec. 31, 2012%
Revenue-generating investments (total)	70,345	68,733	2

Investments general account	3,308	3,408	(3)
Investments for account of policyholders	5,936	6,024	(1)
Off balance sheet investments third parties	61,101	59,301	3

Market consistent value of new business

	MCVNB
EUR millions, after tax	Q1 2013	Q4 2012%		Q1 2012%
Americas	95	63	51	47	102
The Netherlands	95	86	10	27	—
United Kingdom	21	28	(25)	27	(22)
New Markets	21	27	(22)	24	(13)

Total	232	204	14	125	86

Modeled new business, APE and deposits

	Premium business APE
EUR millions	Notes	Q1 2013	Q4 2012%		Q1 2012%
	9
Americas		305	307	(1)	279	9
The Netherlands		88	253	(65)	70	26
United Kingdom		286	256	12	216	32
New Markets		108	113	(4)	129	(16)

Total		787	929	(15)	694	13

	Deposit business Deposits
EUR millions	Notes	Q1 2013	Q4 2012%		Q1 2012%
	9
Americas		4,518	4,328	4	4,935	(8)
United Kingdom		2	4	(50)	8	(75)
New Markets		211	132	60	180	17

Total		4,731	4,464	6	5,123	(8)

MCVNB/PVNBP summary

	Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q1 2013		%	%
	10
Americas		53	1,290	4.1	17.5
The Netherlands		95	1,319	7.2	108.2
United Kingdom		21	1,682	1.3	7.4
New Markets		22	885	2.4	20.1

Total		191	5,176	3.7	24.2

	Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q1 2013		%	%
	10
Americas		42	6,629	0.6	0.9
United Kingdom		—	2	—	—
New Markets		(1)	270	(0.3)	(0.4)

Total		41	6,901	0.6	0.9

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of jv’s and Aegon’s associated companies in Spain, India, Brazil and Mexico. Aegon believes that its non-IFRS measures provide meaningful information about the underlying operating results of its business including insight into the financial measures that Aegon’s senior management uses in managing its business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult. For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

2)	This note is not being used.

3)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.

4)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exeption of an allowance for liquidity premium. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.

5)

Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined

6)

Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate. The capital base ratio excludes Aegon’s revaluation reserve and defined benefit plan remeasurements.

7)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.

8)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.

9)	APE = recurring premium + 1/10 single premium.

10)

PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable).

11)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

Q1 2013
Employee expenses	512
Administrative expenses	263

Operating expenses for IFRS reporting	775
Operating expenses related to jv’s and associates	29

Operating expenses in earnings release	804

12)	New life sales, gross deposits and net deposits data include results of jv’s and Aegon’s associated companies in Spain, India, Brazil and Mexico which are consolidated on a proportionate basis.

13)

Operational free cash flow reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business.

a)

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.

c)

2012 comparative figures have been restated to reflect changes in accounting policies driven by IFRS 10 and 11 as well as
IAS 19. Refer for more details to the Q1 2013 condensed consolidated interim financial statements.

ADDITIONAL INFORMATION

The Hague – May 8, 2013

Media conference call

8:00 a.m. CET

Podcast available after the call on aegon.com

Analyst & investor conference call

10:30 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 480 629 9673

United Kingdom: +44 207 153 2027

The Netherlands: +31 45 631 6902

Two hours after the conference call, a replay will be available on aegon.com.

Presentations

Presentations will be available on aegon.com at 7:35 a.m. CET

Supplements

Aegon’s Q1 2013 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the non-IFRS financial measures: underlying earnings before tax, income tax, income before tax and market consistent value of new business. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that its non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies may affect Aegon’s reported results and shareholders’ equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Aegon

As an international insurance, pensions and asset management company based in The Hague, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ approximately 24,000 people and have millions of customers across the globe. Further information: aegon.com.